Exhibit 99.10

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Obsidian Energy Ltd.

We consent to the use of:

•

our report dated February 23, 2022 on the consolidated financial statements of Obsidian Energy Ltd. (the “Entity”) which comprise the consolidated balance sheet as at December 31, 2021, the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated February 23, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 24, 2022

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.